Exhibit 99.1

EUDA Strategically Expands into T-Cell Immunotherapy – Strengthening Its Stem Cell Therapy Portfolio

SINGAPORE, Sept. 04, 2025 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (“EUDA” or the “Company”) (NASDAQ: EUDA), a leading Singapore-based non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia, and China, today announced that it has secured distribution rights for T-cell immunotherapies in Malaysia developed by Shenzhen Inno Immune Co. Ltd. (“Shenzhen Inno”), a developer of autologous cellular therapeutic and customized medicines for a wide range of diseases in China. These T-cell immunotherapies are designed to restore and rebuild the body’s natural defenses.

This marks EUDA’s second major step into advanced cell therapy this year, following its April 2025 distribution partnership with Guangdong Cell Biotech Co., Ltd., a leader in autologous stem cell therapies in China. Together, these strategic actions reflect EUDA’s accelerated push into the regenerative and longevity medicine space, reinforcing its commitment to deliver science-driven, non-invasive solutions for aging and chronic conditions.

According to the terms of the agreement, Guangdong Key Lock Health Management Co., Ltd. (“Keylock”), a long-term strategic partner to both Shenzhen Inno and EUDA and distributor of Shenzhen Inno’s stem cell therapies and regenerative medicine, has granted CK Health Plus Sdn Bhd, a wholly-owned subsidiary of EUDA, the right to market and sell to EUDA customers in Malaysia T-cell immunotherapies provided by Shenzhen Inno in China.

The T-cell immunotherapy package will retail at USD 8,000 per treatment, which is a fraction of the traditional cost in other markets in the region. This pricing strategy reflects a clinically advanced, personalized approach to long-term immune system support while making cutting-edge immunotherapy more accessible across Malaysia by addressing the historical cost barriers that have limited access to such treatments.

Shenzhen Inno brings significant scientific and institutional backing to the partnership, including:

●	A GMP-standard cell and virus preparation center ensuring pharmaceutical-grade quality

●	Recognition under China’s prestigious “Peacock Plan” project for elite innovation teams

●	Strategic backing from leading venture capital firm Sequoia Capital during its angel investment round

●	Establishment of a Postdoctoral Innovation Practice Base to foster high-level talent development

Mr. Alfred Lim, CEO of EUDA, commented, “This strategic expansion into T-cell immunotherapy represents a pivotal moment for EUDA as we continue to diversify our healthcare portfolio and deliver innovative solutions to our customers. By working with Shenzhen Inno and Keylock, we’re offering world-class immune-enhancing therapies to Malaysians at a fraction of traditional costs, furthering our mission to transform the health and wellness landscape in the region, creating significant growth potential going forward.”

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia, and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions).These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. These forward-looking statements are based on information from EUDA and Shenzhen Inno, as well as other sources that we believe are reliable. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.